August 14, 2017

VIA EDGAR
Mr. Martin James
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
Washington, D.C. 20549

RE:	Power Integrations, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed February 8, 2017
Form 10-Q for the Quarterly Period Ended June 30, 2017
Filed July 27, 2017
File No. 000-23441

Dear Mr. James,
We are writing in response to the comment of the staff of the Securities and Exchange Commission (the “Staff”), dated August 4, 2017, regarding the above noted filings of Power Integrations, Inc. (the “Company”). We understand that the review and comment process is designed to assist us in ensuring our compliance with applicable disclosure requirements and to enhance the overall disclosure in our filings. We have provided a response to your comment below.
Form 10-Q for the Quarterly Period Ended June 30, 2017
Note 2. Significant Accounting Policies and Recent Accounting Pronouncements
Significant Accounting Policies and Estimates, page 8

1.	We note on page 28 that sales and marketing expenses include commissions to sales representatives. As applicable and if material, include the disclosure required by ASC 340-40-50-5 in future filings.
The Company acknowledges the Staff’s comment regarding commissions to sales representatives. The Company respectfully informs the Staff that all goods associated with the contract to which the commission relates are transferred to our customers within a relative short period of time (i.e., less than 12 months). Consequently, any asset capitalized would be amortized over a period that is less than one year. As a result, the Company has elected to use the practical expedient under ASC 340-40-25-4 to expense commissions as incurred. Further, commission expenses have historically been immaterial, representing less than 0.5% of total revenues. In future filings the Company will disclose its election of the practical expedient required by ASC 340-40-50-5 similar to the language below:

“The Company has elected the practical expedient under ASC 340-40-25-4 to expense commissions when incurred as the amortization period of the commission asset the Company would have otherwise recognized is less than one year.”

* * *
The Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) the Staff's comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding our responses above or require any additional information, please do not hesitate to contact the undersigned at 408-414-8539.

Sincerely,

/s/ Sandeep Nayyar
Sandeep Nayyar
Chief Financial Officer

cc:	Tim Moore, Esq.
Cooley LLP

John Kelm, Partner
Deloitte & Touche LLP

Ian Nasman, Partner
Deloitte & Touche LLP